Exhibit 4.10
DESCRIPTION OF REGISTERED SECURITIES
As of December 31, 2024, Regions Financial Corporation (the "Company") has four classes of securities registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"): (i) our common stock; (ii) depositary shares, each representing a 1/40th interest in a share of 5.700% fixed-to-floating rate non-cumulative perpetual preferred stock, Series C ("Series C Preferred Stock"); (iii) depositary shares, each representing a 1/40th interest in a share of 4.450% fixed rate non-cumulative perpetual preferred stock, Series E ("Series E Preferred Stock"); and (iv) depositary shares, each representing a 1/40th interest in a share of non-cumulative perpetual preferred stock, Series F ("Series F Preferred Stock"). Additionally, the Company has outstanding depositary shares, each representing 1/100th interest in a share of 5.750% fixed-to-floating rate non-cumulative perpetual preferred stock, Series D ("Series D Preferred Stock"), which are not registered under Section 12 of the Exchange Act.
DESCRIPTION OF COMMON STOCK
The following description of the Company's common stock and the relevant provisions of the Company's amended and restated certificate of incorporation ("our certificate of incorporation") and amended and restated bylaws ("our bylaws") are summaries and are qualified in their entirety by reference to our certificate of incorporation and our bylaws.
General
Under our certificate of incorporation, we are authorized to issue a total of 3,000,000,000 shares of common stock having a par value of $0.01 per share. Our common stock is listed on the New York Stock Exchange. Holders of common stock do not have any conversion, redemption, preemptive or preferential rights.
Dividends
Holders of common stock are entitled to participate equally in dividends when our board of directors declares dividends on shares of common stock out of funds legally available for dividends. The rights of holders of common stock to receive dividends are subject to the preferences of holders of preferred stock.
Voting Rights
Subject to the rights, if any, of the holders of any series of preferred stock, holders of common stock have exclusive voting rights and are entitled to one vote for each share of common stock on all matters voted upon by the stockholders, including election of directors. Holders of common stock do not have the right to cumulate their voting power.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, holders of common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of our creditors, all liabilities, and the total liquidation preferences of any outstanding shares of preferred stock.
DESCRIPTION OF PREFERRED STOCK AND DEPOSITORY SHARES
The following description of the Company's preferred stock, depositary shares and the relevant provisions of our certificate of incorporation and our bylaws are summaries and are qualified in their entirety by reference to (i) our certificate of incorporation, (ii) our bylaws and (iii) the relevant deposit agreement.
General
Under our certificate of incorporation, we are authorized to issue a total of 10,000,000 shares of preferred stock having a par value of $1.00 per share. Holders of our preferred stock and depositary shares do not have any conversion, redemption or preemptive rights.
From time to time, we issue depositary shares each representing a fractional interest in a share of preferred stock. Subject to the terms of the relevant deposit agreement, each holder of a depositary share is entitled to all the rights and preferences of the underlying preferred stock in proportion to the applicable fraction of a share of preferred stock represented by the depositary share (the "Applicable Fraction"). These rights include dividend, voting, redemption, conversion and liquidation rights. With the exception of those associated with the Series D Preferred Stock, our outstanding depositary shares are listed on the New York Stock Exchange.
Dividends
Holders of preferred stock are entitled to participate in dividends (subject to the applicable dividend terms for such class of preferred stock) when our board of directors declares dividends on shares of preferred stock out of funds legally available for dividends. Each dividend payable on a depositary share will be in an amount equal to the Applicable Fraction of the dividend declared and payable on the related share of the preferred stock.

Company Redemption
The Company may redeem shares of its Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock, in whole or in part, from time to time, on any dividend payment date, or during the three-month period prior to, and including, any Reset Date in the case of the Series D Preferred Stock, on or after the following dates, at the following liquidation amounts, plus (except as otherwise provided) the per share amount of any declared and unpaid dividends on the preferred stock prior to the date fixed for redemption:
•Series C Preferred Stock: May 15, 2029, $1,000 per share;
•Series D Preferred Stock: September 15, 2025, $100,000 per share;
•Series E Preferred Stock: June 15, 2026, $1,000 per share;
•Series F Preferred Stock: September 15, 2029, 1,000 per share.

The Company may also redeem shares of its Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, or Series F Preferred Stock following a regulatory capital treatment event (as defined in the relevant certificate of designations), in whole but not in part, at any time following a regulatory capital treatment event at $1,000 per share, or $100,000 per share in the case of the Series D Preferred Stock.

If the Company redeems preferred stock represented by depositary shares, the depositary shares will be redeemed at a price per depositary share equal to the Applicable Fraction of the redemption price described above. The Company's registered preferred stock represented by depositary shares are not subject to any mandatory redemption, sinking fund or other similar provisions.
Voting
Except as provided below, the holders of preferred stock will have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of our capital stock, and will not be entitled to participate in meetings of holders of common stock or to call a meeting of the holders of any one or more classes or series of our capital stock for any purpose. If holders of preferred stock are entitled to vote on a particular matter, holders of depositary shares will be entitled to the Applicable Fraction of a vote per depositary share they hold representing those shares of preferred stock.
Right to Elect Two Directors upon Nonpayment. If and when dividends on any class of preferred stock have not been declared and paid in full for at least six quarterly dividend periods, the authorized number of directors then constituting our board of directors will automatically be increased by two additional members. Holders of the preferred stock (together with the holders of all other affected classes of preferred stock with equivalent voting rights to elect directors), voting as a single class, will be entitled to elect the two additional members of the board of directors.
Other Matters. The affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of each class of preferred stock entitled to vote, voting separately as a single class, is required to:

•authorize or increase the authorized amount of, or issue shares of, any class or series of our capital stock ranking senior to the class of preferred stock with respect to payment of dividends or as to distributions upon our liquidation, dissolution or winding-up, or issue any obligation or security convertible into or evidencing the right to purchase any such class or series of our capital stock;
•amend the provisions of our certificate of incorporation, including the Certificate of Designations creating the class of preferred stock, so as to adversely affect the special powers, preferences, privileges or rights of the class of preferred stock, taken as a whole; or
•consummate a binding share-exchange or reclassification involving the class of preferred stock, or a merger or consolidation of us with or into another entity unless the shares of the class of preferred stock (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have terms that are not materially less favorable than the class of preferred stock.

Liquidation Rights
In the event of our liquidation, dissolution or winding-up, holders of preferred stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of our creditors, all liabilities, and prior rights of holders of any securities ranking senior to our preferred stock. Holders of depositary shares will generally receive distributions in proportion to the number of depositary shares they hold.

CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT
The following descriptions of certain provisions that may have an anti-takeover effect are summaries and are qualified in their entirety by reference to (i) our certificate of incorporation, (ii) our bylaws and (iii) the Delaware General Corporation Law.
Business Combinations. The affirmative vote of the holders of at least 75% of the outstanding shares of common stock entitled to vote in an election of the directors is required for any merger or consolidation with or into any other corporation, or any sale or lease of all or a substantial part of our assets to any other corporation, person or other entity, in each case if, on the record date for the vote thereon, such other corporation, person or entity is the beneficial owner of 5% or more of the outstanding shares of the corporation entitled to vote in an election of directors. This supermajority provision does not apply where:

(1)	the Company's board of directors has approved a memorandum of understanding or other written agreement providing for the transaction with such corporation, entity or person prior to the time that such corporation, entity or person became a beneficial owner of more than 5% of our outstanding shares entitled to vote in an election of directors, or after such acquisition of 5% of our outstanding shares, if at least 75% of the entire board of directors approve the transaction prior to its consummation; or
(2)	the transactions are between (a) the Company or any of its subsidiaries and (b) their majority-owned subsidiaries.
Delaware Anti-Takeover Laws. We are subject to Section 203 of the Delaware General Corporate Law, which prohibits us from engaging in any "business combination" with an "interested stockholder" for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

•prior to such date, our board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock (with certain exclusions); or
•the business combination is approved by our board of directors and authorized by a vote (and not by written consent) of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.
For purposes of Section 203, an "interested stockholder" is defined as an entity or person beneficially owning 15% or more of our outstanding voting stock, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person. A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders. Such provisions may also have the effect of deterring hostile takeovers or delaying changes in control of management or us.
Blank Check Preferred Stock. Our authorized capital stock includes 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued preferred stock may enable our board of directors to delay, defer or prevent a change in control of us by means of a merger, tender offer, proxy contest or otherwise. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of preferred stock with a liquidation preference could decrease the amount of earnings and assets available for distribution to holders of our common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. Our board of directors currently does not intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law or any listing requirement adopted by a securities exchange on which our common stock is listed.
Special Meeting of Stockholders. Only the Chairman of the board of directors, Chief Executive Officer, President, Secretary, or board of directors by resolution, may call a special meeting of our stockholders.
Action of Stockholders Without a Meeting. Any action of our stockholders may be taken at a meeting only and may not be taken by written consent.
Amendment of Certificate of Incorporation. For us to amend our certificate of incorporation, Delaware law requires that our board of directors adopt a resolution setting forth any amendment, declare the advisability of the amendment and call a stockholders' meeting to adopt the amendment. Generally, amendments to our certificate of incorporation require the affirmative vote of a majority of our outstanding stock. As described below, however, certain amendments to our certificate of incorporation may require a supermajority vote.
The vote of the holders of not less than 75% of outstanding shares of our capital stock entitled to vote in an election of directors, considered as a single class, is required to adopt any amendment to our certificate of incorporation that relates to the provisions of our certificate of incorporation that govern the following matters:

•the size of our board of directors and their terms of service;
•the provisions regarding "business combinations";
•the ability of our stockholders to act by written consent;
•the provisions indemnifying our officers, directors, employees and agents; and
•the provisions setting forth the supermajority vote requirements for amending our certificate of incorporation.
The provisions described above may discourage attempts by others to acquire control of us without negotiation with our board of directors. This enhances our board of directors' ability to attempt to promote the interests of all of our stockholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our stockholders. None of these provisions is the result of any specific effort by a third party to accumulate our securities or to obtain control of us by means of merger, tender offer, solicitation in opposition to management or otherwise.
Banking Law. The ability of a third party to acquire us is also limited under applicable U.S. banking laws and regulations. The Bank Holding Company Act of 1956, as amended (the "BHC Act"), requires any bank holding company (as defined therein) to obtain the approval of the Federal Reserve prior to acquiring, directly or indirectly, more than 5% of our outstanding common stock or any other class of our voting securities. Any "company" (as defined in the BHC Act) other than a bank holding company would be required to obtain Federal Reserve approval before acquiring "control" of us. "Control" generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A holder of 25% or more of our outstanding common stock (or any other class of our voting securities), other than an individual, is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve's regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock (or any other class of our voting securities). In addition, Alabama law requires the Superintendent of the Alabama State Banking Department to approve of any merger, consolidation, transfer of assets and liabilities, or change of direct or indirect control of a bank chartered by the State of Alabama.
FORUM SELECTION PROVISIONS
Our bylaws provide that, subject to the following paragraph below, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to any provision of Delaware law, our certificate of incorporation, or our bylaws (in each case, as they may be amended from time to time) or (iv) any action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine, shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).
In addition, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933, as amended (the "Securities Act"), or any rule or regulation promulgated thereunder, shall be the federal district courts of the United States; provided, however, that if this provision of our bylaws or its application is illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act shall be the Court of Chancery of the State of Delaware.
The enforceability of choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

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